Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 13, 2021

Relating to Preliminary Prospectus Supplement dated September 13, 2021

Registration Statement No. 333-258108

Final Term Sheet

Dated September 13, 2021

Issuer:	Lowe’s Companies, Inc. (the “Company”)

Trade Date:	September 13, 2021

Settlement Date (T+5):	September 20, 2021

Ratings* (Moody’s/S&P):	Baa1 / BBB+

1.700% Notes due 2028

Aggregate Principal Amount Offered:	$1,000,000,000

Maturity Date:	September 15, 2028

Coupon (Interest Rate):	1.700% per annum

Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2022

Benchmark Treasury:	UST 1.125% due August 31, 2028

Benchmark Treasury

Price / Yield:	100-04+ / 1.104%

Spread to Benchmark Treasury:	0.63% (63 basis points)

Yield to Maturity:	1.734%

Public Offering Price:	99.777% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$993,770,000

Make-Whole Call:	Prior to the date that is two months prior to the maturity date at T + 10 basis points

Par Call:	On or after two months prior to the maturity date

CUSIP / ISIN:	548661 ED5 / US548661ED58

2.800% Notes due 2041

Aggregate Principal Amount

Offered:	$1,000,000,000

Maturity Date:	September 15, 2041

Coupon (Interest Rate):	2.800% per annum

Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2022

Benchmark Treasury:	UST 1.750% due August 15, 2041

Benchmark Treasury Price / Yield:	98-23 / 1.827%

Spread to Benchmark Treasury:	0.98% (98 basis points)

Yield to Maturity:	2.807%

Public Offering Price:	99.894% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$990,190,000

Make-Whole Call:	Prior to the date that is six months prior to the maturity date at T + 15 basis points

Par Call:	On or after six months prior to the maturity date

CUSIP / ISIN:	548661 EE3 / US548661EE32

Joint Book Running Managers:	Barclays Capital Inc.
Goldman Sachs & Co. LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Senior Co-Managers:	BofA Securities, Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
RBC Capital Markets, LLC

Co-Managers:	MUFG Securities Americas Inc.
Truist Securities, Inc.
BMO Capital Markets Corp.
Loop Capital Markets LLC
C.L. King & Associates, Inc.

*	Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

We expect that the delivery of the notes will be made to investors on or about September 20, 2021, which will be the fifth business day following the date of this term sheet (such settlement being referred to as T+5). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade notes prior to two business days before delivery may be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade the notes prior to two business days before their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at (888) 603-5847, Goldman Sachs & Co. LLC at (866) 471-2526, U.S. Bancorp Investments, Inc. at (877) 558-2607 or Wells Fargo Securities, LLC at (800) 645-3751.